UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2016 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2016 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2016 (Separate)

Summary of the 2016 First Half Business Report

On August 16, 2016, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first half of 2016 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary.

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%.

1.3.	Overview of the Business Group

(As of June 30, 2016)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Listed
	Hyundai Securities Co., Ltd.	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed

	Hyundai Savings Bank Co., Ltd.	Hyundai Securities Co., Ltd.	Not listed
	Hyundai Asset Management Co., Ltd.	Hyundai Securities Co., Ltd.	Not listed
	Hyundai Securities America Inc.	Hyundai Securities Co., Ltd.	Not listed
	Hyundai Securities Asia Ltd.	Hyundai Securities Co., Ltd.	Not listed
	Hyundai-Tongyang Agrifood Private Equity Fund	Hyundai Securities Co., Ltd.	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund	Hyundai Securities Co., Ltd.	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

Note: On May 31, 2016, the Company entered into a share purchase agreement to acquire 53,380,410 common shares of Hyundai Securities (representing 22.56% of the total issued shares of Hyundai Securities) for the purchase price of Won 1,242,594 million and Hyundai Securities was added as a non-consolidated first-tier subsidiary. With the addition of Hyundai Securities Co., Ltd., its six subsidiaries, Hyundai Savings Bank Co., Ltd., Hyundai Asset Management Co., Ltd., Hyundai Securities America Inc., Hyundai Securities Asia Ltd., Hyundai-Tongyang Agrifood Private Equity Fund and Keystone-Hyundai Securities No. 1 Private Equity Fund, were added as non-consolidated second-tier subsidiaries of KB Financial Group. On June 28, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for the purchase price of Won 107,256 million. The total number of common shares of Hyundai Securities owned by the Company following such acquisitions is 70,096,280 common shares (representing 29.62% of the total issued shares of Hyundai Securities).

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of June 30, 2016)					(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of June 30, 2016)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B) (1)	9,206,975	9,206,975
Shares Outstanding (A-B)	377,144,718	377,144,718

(1)	On August 2, 2016, the board of directors of the Company resolved to entered into a trust agreement to acquire treasury shares. For more information, please refer to the related reports on Form 6-K furnished to the Securities and Exchange Commission by the Company on February 4, 2016 and August 2, 2016. As of August 12, 2016, the Company held an aggregate of 9,806,975 shares of common stock as treasury shares, which were acquired pursuant to the trust agreement and the company has not made any decision on the use of its treasury shares.

1.4.2.	Voting Rights

(As of June 30, 2016)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	Common shares	9,206,975	Treasury shares
	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	377,144,718	—
	—	—	—

1.5.	Dividends

Items		January 1, 2016 to June 30, 2016	January 1, 2015 to December 31, 2015	January 1, 2014 to December 31, 2014
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		1,125,367	1,698,318	1,400,722
Earnings per share (Won)		2,944	4,396	3,626
Total cash dividends (Won in Millions)		—	378,625	301,354
Total stock dividends (Won in Millions)		—	—	—
(Consolidated) Cash dividend payout ratio (%)		—	22.3	21.5
Cash dividend yield (%)	Common Shares	—	2.9	2.0
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	—	980	780
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the six months ended	For the six months ended	For the year ended	For the year ended
	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014
Net interest income	3,050,925	3,084,478	6,203,199	6,415,775
Interest income	4,930,908	5,297,475	10,375,823	11,635,296
Interest expense	(1,879,983)	(2,212,997)	(4,172,624)	(5,219,521)
Net fee and commission income	732,439	776,151	1,534,983	1,382,729
Fee and commission income	1,479,541	1,475,342	2,971,095	2,666,185
Fee and commission expense	(747,102)	(699,191)	(1,436,112)	(1,283,456)
Net gains on financial assets/liabilities at fair value through profit or loss	119,853	205,818	359,727	439,198
Net other operating expenses	(173,671)	(228,597)	(715,960)	(1,040,909)
General and administrative expenses	(2,123,101)	(2,445,451)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	1,606,445	1,392,399	2,858,365	3,187,099
Provision for credit losses	(313,500)	(458,613)	(1,037,231)	(1,227,976)
Net operating profit	1,292,945	933,786	1,821,134	1,959,123

* Note:	Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the six months ended			For the year ended			For the year ended
		June 30, 2016			December 31, 2015			December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	202,529,008	1.43	61.73	193,725,814	1.69	62.62	186,833,286	2.20	63.76
	Certificate of deposit	3,822,834	1.73	1.17	3,645,078	1.92	1.18	1,689,157	2.71	0.58
	Borrowings	6,261,793	1.67	1.91	5,709,025	1.88	1.85	5,456,405	2.52	1.86
	Call money	1,006,526	1.51	0.31	2,009,387	1.66	0.65	3,177,907	2.36	1.08
	Debentures	28,656,950	2.66	8.73	27,365,637	2.78	8.85	24,966,578	3.80	8.52
	Other	5,455,302	1.68	1.66	4,763,806	2.03	1.53	3,298,600	2.80	1.13

Subtotal		247,732,413	1.59	75.51	237,218,747	1.83	76.68	225,421,933	2.40	76.93

Foreign currency	Deposits	8,085,793	0.52	2.46	6,183,499	0.52	2.00	5,087,884	0.52	1.74
	Borrowings	5,791,988	0.70	1.76	6,121,121	0.46	1.98	6,071,393	0.52	2.07
	Call money	1,268,653	0.61	0.39	1,007,103	0.28	0.33	985,695	0.30	0.34
	Debentures	4,219,297	2.57	1.29	3,520,324	3.00	1.14	3,082,838	2.74	1.05
	Other	175,678	1.39	0.05	163,462	1.31	0.05	212,797	1.14	0.07

Subtotal		19,541,409	1.03	5.95	16,995,509	1.01	5.50	15,440,607	0.96	5.27

Other	Total shareholders’ equity	29,746,253	—	9.07	28,252,594	—	9.13	26,872,801	—	9.17
	Allowances	732,563	—	0.22	787,604	—	0.25	765,895	—	0.26
	Other	30,340,692	—	9.25	26,126,546	—	8.44	24,543,634	—	8.37

Subtotal		60,819,508	—	18.54	55,166,744	—	17.82	52,182,330	—	17.80

Total		328,093,330	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

(Unit: in millions of Won, %)
		For the six months ended			For the year ended			For the year ended
		June 30, 2016			December 31, 2015			December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	6,125,254	1.65	1.87	7,197,739	1.83	2.33	6,534,133	2.56	2.23
	Securities	50,044,406	3.32	15.25	45,372,914	3.22	14.67	43,889,573	3.81	14.98
	Loans	219,531,727	3.18	66.90	207,499,414	3.48	67.07	195,609,187	4.16	66.75
	Guarantee payments under payment guarantee	36,026	1.15	0.01	32,644	1.19	0.01	51,156	0.76	0.02
	Call loan	450,230	1.53	0.14	314,179	1.79	0.10	642,821	2.35	0.22
	Private placement corporate bonds	700,713	3.31	0.21	830,676	3.81	0.27	692,993	4.83	0.24
	Credit cards	12,332,122	8.85	3.76	11,904,279	9.03	3.85	11,309,156	9.86	3.86
	Other	5,339,801	5.28	1.63	7,154,906	5.15	2.31	8,231,500	5.47	2.81
	Allowance	(2,213,264)	—	(0.67)	(2,316,563)	—	(0.75)	(2,844,954)	—	(0.97)

Subtotal		292,347,015	3.47	89.10	277,990,188	3.70	89.86	264,115,565	4.39	90.14

Foreign currency	Due from banks	2,234,574	0.74	0.68	1,782,048	1.12	0.58	1,277,335	1.81	0.43
	Securities	3,239,381	3.24	0.99	1,285,058	2.06	0.42	815,219	3.17	0.28
	Loans	8,060,620	1.72	2.46	9,009,829	1.52	2.91	8,347,507	1.81	2.85
	Call loan	2,948,396	0.53	0.90	1,435,461	0.33	0.46	1,869,308	0.81	0.64
	Bills bought	2,678,783	1.27	0.82	2,728,557	1.10	0.88	2,232,263	1.30	0.76
	Allowance	(391,410)	—	(0.12)	(234,422)	—	(0.08)	(197,375)	—	(0.07)
	Other	5,890	—	—	3,143	—	—	2,470	—	—

Subtotal		18,776,234	1.66	5.73	16,009,674	1.37	5.17	14,346,727	1.70	4.89

Other	Cash	1,733,055	—	0.53	1,715,237	—	0.55	1,659,230	—	0.57
	Fixed assets held for business	3,321,546	—	1.01	3,230,133	—	1.04	3,196,710	—	1.09
	Other	11,915,480	—	3.63	10,435,768	—	3.38	9,726,638	—	3.31

Subtotal		16,970,081	—	5.17	15,381,138	—	4.97	14,582,578	—	4.97

Total		328,093,330	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in millions of Won, %)
	As of June 30, 2016(1)	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	29,556,441	29,140,025	28,347,675
Risk-weighted assets (B)	196,185,404	188,212,825	182,485,957
BIS ratio (A/B)	15.07	15.48	15.53

*Note:	Calculated in accordance with Basel III

(1)	Preliminary figures

Kookmin Bank		(Unit: in billions of Won, %)
	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	23,990	23,686	23,422
Risk-weighted assets (B)	150,586	147,973	146,690
BIS ratio (A/B)	15.93	16.01	15.97

*Note:	Calculated in accordance with Basel III

2.3.2.	Credit ratings

(As of June 30, 2016)
Date of Rating	Evaluated Securities	Credit Rating	Company (Rating Range)
3/14/2014	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/23/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/4/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
9/16/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
11/18/2015	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
11/25/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 14, 2016	171
July 9, 2016	210

2.3.4.	Purchase of Land for New Headquarters

In March 2016, Kookmin Bank entered into a land purchase agreement to purchase a site of approximately 4,727 square meters located in Yeoido, Seoul for its new headquarters. Kookmin Bank plans to construct its new headquarters (floor space of approximately 56,000 square meters) by 2020. By centralizing its headquarters functions, Kookmin Bank seeks to reduce rental costs and other intangible losses while achieving synergy among business units located in close proximity.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	15,743,389	16,316,066	15,423,847
Financial assets at fair value through profit or loss	13,683,004	11,174,064	10,757,910
Derivative financial assets	2,320,606	2,278,112	1,968,190
Loans	253,085,076	245,005,370	231,449,653
Financial investments	39,674,525	39,136,759	34,960,620
Investments in associates	3,023,805	1,737,840	670,332
Property and equipment	3,259,369	3,287,383	3,082,985
Investment property	204,069	211,815	377,544
Intangible assets	475,306	466,828	488,922
Current income tax assets	15,213	18,525	306,313
Deferred income tax assets	5,416	8,373	15,562
Assets held for sale	55,374	48,628	70,357
Other assets	11,652,970	9,375,704	8,783,473

Total assets	343,198,122	329,065,467	308,355,708

Financial liabilities at fair value through profit or loss	3,554,013	2,974,604	1,818,968
Derivative financial liabilities	2,371,113	2,325,756	1,797,390
Deposits	231,608,572	224,268,185	211,549,121
Debts	15,317,722	16,240,743	15,864,500
Debentures	33,772,246	32,600,603	29,200,706
Provisions	572,180	607,860	614,347
Net defined benefit liabilities	170,776	73,197	75,684
Current income tax liabilities	227,328	30,920	231,907
Deferred income tax liabilities	193,120	179,243	93,211
Other liabilities	25,827,401	20,861,634	19,597,202

Total liabilities	313,614,471	300,162,745	280,843,036

Equity attributable to shareholders of the Company	29,342,327	28,680,621	27,315,092
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,505	15,854,510	15,854,510
Accumulated other comprehensive income	645,219	430,244	461,679
Retained earnings	11,210,851	10,464,109	9,067,145
Treasury shares	(300,006)	—	—
Non-controlling interests	241,324	222,101	197,580

Total equity	29,583,651	28,902,722	27,512,672

Total liabilities and equity	343,198,122	329,065,467	308,355,708

Number of consolidated companies	91	83	112

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2016	For the six months ended June 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest income	3,050,925	3,084,478	6,203,199	6,415,775
Net fee and commission income	732,439	776,151	1,534,983	1,382,729
Net gains on financial assets/liabilities at fair value through profit or loss	119,853	205,818	359,727	439,198
Net other operating expenses	(173,671)	(228,597)	(715,960)	(1,040,909)
General and administrative expenses	(2,123,101)	(2,445,451)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	1,606,445	1,392,399	2,858,365	3,187,099
Provision for credit losses	(313,500)	(458,613)	(1,037,231)	(1,227,976)
Net operating profit	1,292,945	933,786	1,821,134	1,959,123
Net non-operating profit (loss)	177,215	232,478	343,561	(57,698)
Profit before income tax	1,470,160	1,166,264	2,164,695	1,901,425
Income tax expense	(320,543)	(214,593)	(437,389)	(486,314)
Profit for the period	1,149,617	951,671	1,727,306	1,415,111
Other comprehensive income (loss) for the period, net of tax	215,104	30,241	(31,262)	123,863

Total comprehensive income for the period	1,364,721	981,912	1,696,044	1,538,974

Profit attributable to:	1,149,617	951,671	1,727,306	1,415,111
Shareholders of the parent company	1,125,367	936,694	1,698,318	1,400,722
Non-controlling interests	24,250	14,977	28,988	14,389

Total comprehensive income for the period attributable to:	1,364,721	981,912	1,696,044	1,538,974

Shareholders of the parent company	1,340,342	967,073	1,666,883	1,526,089
Non-controlling interests	24,379	14,839	29,161	12,885
Earnings per share
Basic earnings per share (Won)	2,944	2,424	4,396	3,626
Diluted earnings per share (Won)	2,931	2,415	4,376	3,611

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	33,280	324,947	30,739
Financial assets at fair value through profit or loss	201,843	99,118	—
Loans	—	—	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,557,566
Investments in associates	2,232,915	883,065	—
Property and equipment	479	578	514
Intangible assets	8,348	8,428	8,684
Deferred income tax assets	2,666	4,515	4,089
Other assets	297,786	137,954	598,929

Total assets	21,334,883	20,016,171	19,210,521

Debts	85,000	—	—
Debentures	2,745,173	1,647,117	628,837
Net defined benefit liabilities	1,721	591	803
Current income tax liabilities	210,761	17,178	222,639
Other liabilities	89,526	123,281	71,568

Total liabilities	3,132,181	1,788,167	923,847

Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive loss	(5,035)	(4,979)	(4,238)
Retained earnings	3,062,176	2,787,416	2,845,345
Treasury Shares	(300,006)	—	—

Total equity	18,202,702	18,228,004	18,286,674

Total liabilities and equity	21,334,883	20,016,171	19,210,521

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2.	Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2016	For the six months ended June 30, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest expense	(21,961)	(9,492)	(25,744)	(16,758)
Net fee and commission expense	(3,076)	(2,872)	(8,228)	(6,658)
Net gains on financial assets at fair value through profit or loss	5,693	(52)	1,658	—
Net other operating income	694,908	315,527	315,527	493,782
General and administrative expenses	(19,754)	(19,432)	(39,916)	(36,342)
Operating profit before provision for credit losses	655,810	283,679	243,297	434,024
Provision for credit losses	—	—	—	—
Net operating profit	655,810	283,679	243,297	434,024
Net non-operating income (expense)	(558)	187	(62)	(473)
Profit before income tax	655,252	283,866	243,235	433,551
Income tax benefit (expense)	(1,867)	(61)	190	(600)
Profit for the period	653,385	283,805	243,425	432,951
Other comprehensive income (loss) for the period, net of tax	(56)	(41)	(741)	(1,523)

Total comprehensive income for the period	653,329	283,764	242,684	431,428

Earnings per share
Basic earnings per share (Won)	1,709	735	630	1,121
Diluted earnings per share (Won)	1,702	732	627	1,116

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)
Category	As of June 30, 2016	As of December 31, 2015	As of December 31, 2014
Current assets in Won (A)	35,744	325,124	30,767
Current liabilities in Won (B)	5,454	4,565	2,170
Current ratio (A/B)	655.38%	7,122.10%	1,417.54%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Selected ratios

			(Unit: %)
Category	For the six months ended June 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Net income as a percentage of average total assets (ROA)	0.68	0.54	0.47
Net income as a percentage of average shareholders’ equity (ROE)	7.77	6.06	5.26

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of June 30, 2016)
Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,075
Hyundai Heavy Industries Co., Ltd. .	668
LG Electronics Inc.	637
Korea Securities Finance Corp.	618
Hyundai Steel Co., Ltd.	590
Hyundai Capital Services, Inc.	556
Samsung Display Co., Ltd.	538
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	520
Bank of Communications Co., Ltd.	511
Samsung Heavy Industries Co., Ltd.	479
Hyundai Motor Company	436
KT Corporation	433
CJ CheilJedang Corporation.	432
China Construction Bank (Asia) Corporation Limited	431
Agricultural Bank of China Limited.	426
Hankook Tire Co., Ltd.	403
LG Chem. Ltd.	383
Korean Airlines Co., Ltd.	382
Shinsegae Inc.	379
LS-Nikko Cooper Inc.	353

Total	10,250

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of June 30, 2016)
Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	3,509
Samsung	3,244
SK	1,612
LG	1,417
Hanwha	1,310
Hyundai Heavy Industries	994
Lotte	923
POSCO	819
LS	797
CJ	787

Total	16,083

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

		(As of June 30, 2016)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	38,470	34.9
Real estate	22,196	20.1
Retail and wholesale	15,551	14.1
Hotel, lodging and food service	6,994	6.3
Construction	3,997	3.6
Financial institutions	2,063	1.9
Other	21,010	19.1

Total	110,281	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of June 30, 2016)
	Industry	Total Credit	Allowance for Loan Losses
			(Unit: in billions of Won)
Borrower A	Construction	99.2	97.2
Borrower B	Construction	70.7	69.2
Borrower C	Manufacturing	61.5	5.2
Borrower D	Shipping	58.8	54.9
Borrower E	Shipping	56.2	55.2
Borrower F	Shipbuilding	56.2	11.4
Borrower G	Real estate and leasing	43.4	4.7
Borrower H	Construction	41.2	40.3
Borrower I	Construction	40.7	39.0
Borrower J	Manufacturing	25.9	25.9
Borrower K	Shipping	22.2	19.0
Borrower L	Shipping	21.7	18.6
Borrower M	Manufacturing	20.2	20.2
Borrower N	Arts, sports and recreation related services	16.5	16.5
Borrower O	Manufacturing	15.0	4.6
Borrower P	Manufacturing	14.2	1.1
Borrower Q	Manufacturing	13.2	14.3
Borrower R	Hotel, lodging and food service	13.0	0.9
Borrower S	Construction	12.4	11.5
Borrower T	Manufacturing	12.2	0.7

Total		714.4	510.4

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

			Compensation(1)	Accrued Time
Period	Auditor	Activity	(in millions of Won)	(hours)
January 1 to June 30, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	3,540
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	732	9,869

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				Compensation(1)
Period	Auditor	Activity	Service Period	(in millions of Won)
January 1 to June 30, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2016, our board of directors consisted of one executive director, one non-standing director and six non-executive directors. As of the date of this business report, Mr. Young Hwi Choi, a non-executive director, is the chair of our board of directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)(3)	Notes
Registered Directors (including non-executive directors and audit committee members)	8(6)	2,500	—

(1)	Represent the total number of applicable persons as of June 30, 2016.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.
(3)	The compensation to directors, which amount shall not exceed the total amount approved at the meeting of shareholders, is determined by the board of directors.

5.3.2.	Total Amount Paid as of June 30, 2016

	(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(4)(5)(6)(7)	Average payment per person (3)	Notes
Registered Directors (excluding non-executive directors)	2	368	184	—
Non-executive Directors (excluding audit committee members)	3	112	37	—
Audit committee members or internal auditor	3	132	38	—

Total	8	612	72	—

Note:	On a separate basis.

(1)	Represents the total number of applicable persons as of June 30, 2016.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2016 (includes the amount paid to Mr. Woon Youl Choi, a former non-executive director, who resigned on March 25, 2016).
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2016, divided by (ii) the number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	Includes performance based short-term incentive payment of Won 182 million, which was based on performance in 2015 and paid in the first quarter of 2016.
(6)	In addition to the total payments as presented in the above table, we recorded Won 170 million in our income statement for the six months ended June 30, 2016 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

				(Unit: in Won)
Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 12	1.39~4.39	1.28	35,576	31,420~32,403

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of June 30, 2016 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

(7)	If the amount paid by Kookmin Bank to our registered directors who held concurrent positions at Kookmin Bank is taken into account, the total amount paid (rounded to the nearest million) to our registered directors for the six months ended June 30, 2016 is Won 682 million. Such amount includes performance based short-term incentive payments of Won 341 million (Won 182 million by KB Financial Group and Won 159 million by Kookmin Bank), which were based on performance in 2015 and paid in the first quarter of 2016. Such amount does not include Won 316 million that was recognized (Won 170 million by KB Financial Group and Won 146 million by Kookmin Bank) with respect to performance based stock grant for the six months ended June 30, 2016.

Compensation exceeding Won 500 million – Individual Basis(1)

(Unit: in millions of Won)
Name	Position	Total Compensation	Additional Compensation
—	—	—	—

(1)	No director received total compensation exceeding Won 500 million in the first half of 2016.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2016 are as follows.

•	Kookmin Bank (100.00%)

•	KB Insurance Co., Ltd. (33.29%)

•	Hyundai Securities Co., Ltd. (29.62%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2016, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of June 30, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000

6.2.	Non-standing Directors

As of June 30, 2016, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of June 30, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Hong Lee	April 1958	Non-standing Director	459

6.3.	Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2016 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Young Hwi Choi	October 1945	Non-executive Director	—
Suk Ryul Yoo	April 1950	Non-executive Director	—
Michael Byungnam Lee	September 1954	Non-executive Director	1,020
Jae Ha Park	November 1957	Non-executive Director	—
Eunice Kyonghee Kim	March 1959	Non-executive Director	—
Jongsoo Han	October 1960	Non-executive Director	—

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following twelve executive officers as of June 30, 2016.

Name	Date of Birth	Position	Common Shares Owned
Ok Chan Kim	July 1956	President & Chief Operating Officer	4,674
Ki Heon Kim	October 1955	Deputy President; IT Planning Department	—
Jungsoo Huh	August 1960	Senior Managing Director; Financial Planning Department, Insurance Unit and Investor Relations Department	579
Dong Cheol Lee	October 1961	Senior Managing Director; Strategic Planning Department and Synergy Management Department	—
Young-Tae Park	December 1961	Senior Managing Director; Information Security Department and Data Analytics Department	450
Jae Hong Park	April 1967	Senior Managing Director; Global Business Department	—
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800
Ki Hwan Kim	March 1963	Managing Director; Risk Management Department and Model Validation Unit	321
Hong Seob Shin	September 1962	Managing Director; Public Relations Department and Design Unit	580
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445
Young Hyuk Jo	April 1963	Managing Director and enforcement officer of the Internal Audit; Audit Department	1
Dae Myeong Kang	September 1963	Managing Director; Future Finance Department	455

As of June 30, 2016, following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President; Head of IT Group	January 2015
Jae Hong Park	Kookmin Bank	Senior Managing Director; Head of Global Business	January 2016
Ki Hwan Kim	Kookmin Bank	Managing Director; Head of Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Managing Director; Head of Consumer Brand Strategy Group	January 2016
Dae Myeong Kang	Kookmin Bank	Managing Director; Acting Head of Future Channel Group	January 2016
Dong Cheol Lee	Kookmin Card	Non-standing Director	January 2016
Hong Lee	Kookmin Bank	Senior Executive Vice President, Head of Strategy & Finance Planning Group	January 2016
Jungsoo Huh	KB Insurance	Non-standing Director	March 2016
Young-Tae Park	KB Capital	Non-standing Director	March 2016

6.5.	Employees

The following table shows the breakdown of our employees as of June 30, 2016.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment	Average Payment per Person (1)
Total	154	31 months	9,325	61

(1)	Represents (i) the total amount paid for the six months ended June 30, 2016 divided by (ii) the total number of employees as of June 30, 2016.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of June 30, 2016.

	(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	35,534,667	9.20
JP Morgan Chase Bank, N.A.(2)	31,167,755	8.07

(1)	Calculated based on 386,351,693 shares of our common stock issued and outstanding as of December 31, 2015.
(2)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of June 30, 2016)	(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20

Note:	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of June 30, 2016)		(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	14,536	Common Stock
Kookmin Bank	2,061,496	Common Stock
KB Insurance Co., Ltd.	—	—
Hyundai Securities Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	100,364	Common Stock
KB Investment & Securities Co., Ltd.	11,885	Common Stock
KB Life Insurance Co., Ltd.	11,715	Common Stock
KB Asset Management Co., Ltd.	4,631	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	450	Common Stock
KB Real Estate Trust Co., Ltd.	7,771	Common Stock
KB Investment Co., Ltd.	1,318	Common Stock
KB Credit Information Co., Ltd.	6,934	Common Stock
KB Data Systems Co., Ltd.	9,835	Common Stock

Total	2,230,935	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of June 30, 2016)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year	Net Income (loss) for the latest fiscal year
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	285,528,371	1,055,656
KB Insurance Co., Ltd. (1)	19,972,759	33.29	883,065	26,503,642	173,736
Hyundai Securities Co., Ltd. (2)	70,096,280	29.62	1,349,850	21,297,709	220,492
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	16,123,021	354,614
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	6,034,407	47,097
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,515,984	12,499
KB Asset Management Co., Ltd.	7,667,550	100	96,312	223,470	24,581
KB Capital Co., Ltd.	11,180,630	52.02	279,870	5,587,682	63,087
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	847,639	14,424
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	223,821	20,289
KB Investment Co., Ltd.	8,951,797	100	104,910	143,259	4,939
KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,142	-336
KB Data Systems Co., Ltd.	800,000	100	6,334	28,388	-140

Total	—	—	20,790,481	371,087,535	1,990,938

(1)	KB Insurance was added as a non-consolidated first-tier subsidiary on June 24, 2015.
(2)	Hyundai Securities was added as a non-consolidated first-tier subsidiary on May 31, 2016.

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 323 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

7.5.2.	Prepayments and Loans to Subsidiaries

					(Unit: billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment Co., Ltd.	Subsidiary	Loans	20	0	CD 3M + 94 bps	Repaid on February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 16, 2016	By: /s/ Jungsoo Huh
(Signature)
Name: Jungsoo Huh
Title: Senior Managing Director